
10030520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 2 2 2010

SEC FILE NUMBER
8-48467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 Kings Highway East
(No. and Street)

Fairfield	CT	06825
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George D. Caravakis — 203-367-4070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPAs
(Name – *if individual, state last, first, middle name*)

116 Sherman Street	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George D. Caravakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDC Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE R. ROLLERI
NOTARY PUBLIC
State of Connecticut
My Commission Expires
September 30, 2012



Notary Public



Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GDC Securities, LLC

Table of Contents

MICHAEL J. KNIGHT & COMPANY, CPAS


MJK
&
COMPANY
CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

REPORT OF INDEPENDENT AUDITOR

To the Member of
GDC Securities, LLC

We have audited the accompanying statement of financial condition of GDC Securities, LLC as of December 31, 2009 and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of GDC Securities, LLC as of December 31, 2008, were audited by other auditors whose report dated February 19, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the GDC Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3-1 and 17a-5(d)(4) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
March 10, 2010

GDC Securities, LLC
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Current assets		
Cash and equivalents	$ 18,588	$ 19,099
Commissions receivable	5,051	715
Prepaid assets	1,627	-
Marketable securities	2,000	2,000
Total current assets	27,266	21,814
Property and equipment		
Electronic data processing equipment	8,604	8,604
Accumulated depreciation	(6,780)	(5,957)
Net property and equipment	1,824	2,647
Other assets		
Due from affiliate	281	281
Total assets	$ 29,371	$ 24,742
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 16,647	$ 6,924
Total current liabilities	16,647	6,924
Member's Equity	12,724	17,818
Total liabilities and member's equity	$ 29,371	$ 24,742

See report of independent auditor and notes to financial statements.

GDC Securities, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2009 and 2008

	2009	2008
Commisions and fees revenue	$ 12,041	$ 14,586
Operating expenses		
Accounting and audit fees	10,450	11,486
Bank charges (refund)	(29)	-
Business entity tax	250	250
Commissions	6,935	7,043
Depreciation	823	823
Office supplies	1,000	-
Regulatory fees	375	5,066
Total operating expenses	19,804	24,668
Loss from operations	(7,763)	(10,082)
Other income (expense)		
Contributions	(500)	-
Net loss	(8,263)	(10,082)
Beginning member's equity	17,818	22,660
Member contributions	5,169	5,240
Member distributions	(2,000)	-
Ending member's equity	$ 12,724	$ 17,818

See report of independent auditor and notes to financial statements.

GDC Securities, LLC

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (8,263)	$ (10,082)
Adjustments to reconcile change in net loss to cash used by operating activities:		
Depreciation	823	823
(Increase) decrease in commissions receivable	(4,336)	935
(Increase) decrease in prepaid assets	(1,627)	-
Increase in accounts payable	9,723	2,070
Total adjustments	4,583	3,828
Net cash used by operating activities	(3,680)	(6,254)
Cash flows from financing activities:		
Member contributions	5,169	5,240
Member distributions	(2,000)	-
Net cash provided by financing activities	3,169	5,240
Net decrease in cash and cash equivalents	(511)	(1,014)
Beginning cash and cash equivalents	19,099	20,113
Ending cash and cash equivalents	$ 18,588	$ 19,099

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GDC Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Connecticut limited liability company and provides investment products to individuals and closely held businesses. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2009 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Marketable securities - The Company acquired 100 shares of People's United Financial, Inc. common stock. The investment is accounted for as an "available for sale" security and is recorded at market value which approximates cost. Realized and unrealized gains and losses are reported as other comprehensive income.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are five years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it has any uncertain tax positions.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $6,992, which was $1,992 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 238 to 1.

NOTE 4 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2009 through March 15, 2010, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

GDC Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2009
Schedule I

Net Capital		
Total member's equity	$	12,724
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		12,724
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		12,724
Deductions/other charges:		
Prepaid assets		(1,627)
Marketable securities		(2,000)
Net property and equipment		(1,824)
Due from affiliate		(281)
Total deductions/other charges		(5,732)
Net capital	$	6,992
Aggregate indebtedness		
Accounts payable and accrued expenses	$	16,647
Total aggregate indebtedness	$	16,647
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	1,992
Ratio: Aggregate indebtedness to net capital		238%

See report of independent auditor.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended December 31, 2009
Schedule II

Net Capital as reported on 4th Quarter Focus	$	6,992
Adjustments from 4th Quarter Focus to Annual Audit		
Total adjustments		-
Revised Net Capital as reported in the Annual Audit	$	6,992

See report of independent auditor.

MICHAEL J. KNIGHT & COMPANY, CPAS


MJK
&
COMPANY
CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

Where Ideas Meet Implementation

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

To the Member of
GDC Securities, LLC

In planning and performing our audit of the financial statements of GDC Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
March 10, 2010